UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

pSivida Limited
(Name of Issuer)

ordinary shares
(Title of Class of Securities)

74439M107 (ADS)
(CUSIP Number)

Margaret M. Foran
Senior Vice President - Corporate Governance,
Associate General Counsel & Secretary
Pfizer Inc.
235 East 42nd Street
New York, New York 10017
212-733-4802

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 13, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

CUSIP No. 74439M107 (ADS)

1. Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
Pfizer Inc. 13-5315170

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only ........................................................................................

4. Source of Funds (See Instructions) ......WC..................................................

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power.. 74,483,748...........................
8. Shared Voting Power ............................................
9. Sole Dispositive Power 74,483,748 ........................
10. Shared Dispositive Power ..................................

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 74,483,748.............

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 10.49%

14. Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer
Ordinary shares; pSivida Limited, Level 12 BGC Centre, 28 The Esplanade, Perth WA 6000, Australia.

Item 2. Identity and Background
(a) Pfizer Inc.
(b) 235 East 42nd Street, New York, New York 10017
(c) pharmaceuticals
(d) No
(e) No
(f) Delaware, U.S.A.

Item 3. Source and Amount of Funds or Other Consideration
Working Capital. Pfizer Inc. had purchased 22,483,748 ordinary shares of pSivida Limited (less than 5% of outstanding) on April 4, 2007 for $5,000,000.

Item 4. Purpose of Transaction
Pfizer acquired shares of pSivida Limited on April 4, 2007 and on July 13, 2007 as part of its obligation to pSivida in connection with a collaborative research and licensing agreement entered into by the parties on April 3, 2007.

Item 5. Interest in Securities of the Issuer
(a) 74,483,748 ordinary shares; 10.49% of outstanding
(b) 74,483,748 shares
(c) none
(d) N.A.
(e) N.A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None

Item 7. Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2007
Date

Signature /s/ Charles F. Raeburn
Charles F. Raeburn, Assistant General Counsel and Assistant Secretary, Pfizer Inc.
Name/Title

Attention: Intentional misstatements or omissions of fact
Constitute Federal criminal violations (See 18 U.S.C. 1001)